

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2022

Anastasios Konidaris
Chief Financial Officer
Amneal Pharmaceuticals, Inc.
400 Crossing Boulevard
Bridgewater, NJ 08807

> **Re: Amneal Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-38485**

Dear Mr. Konidaris:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences